Exhibit 99.1

Tidal to Continue as American MSO Following Proposed Acquisition of Red, White and Bloom

Toronto, Ontario — February 14, 2019 — Tidal Royalty Inc. (CSE:RLTY.U) (“Tidal” or the “Company”), a leading provider of royalty financing to licensed U.S. cannabis operators, is pleased to announce that it has entered into a binding letter of intent (the “LOI”) with MichiCann Medical Inc. (operating as Red White & Bloom) (“RWB” or “MichiCann”) with respect to the acquisition of all of the issued outstanding shares of MichiCann (the “Proposed Transaction”). After completion of the Proposed Transaction, the shareholders of Tidal will hold approximately 20% of the issued common shares of the resulting issuer, and the former shareholders of MichiCann will hold approximately 80% of the resulting issuer shares, on a fully-diluted basis (the “Resulting Issuer”).

If completed, the Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in policies of the Canadian Securities Exchange (the “CSE”). The Company’s shares will remain halted until the CSE has reviewed and approved the Proposed Transaction and has determined it appropriate to lift the halt on trading in respect of the securities.

Commentary from Theo van der Linde, Chief Financial Officer of Tidal

“We are very enthused to bring a transaction forward to our shareholders, that while not specific to our royalty model, represents a significant first step to become an MSO (Multi-State-Operator). The MSO model, of which the investment community is rightfully fond and enamored is due for a significant shift in approach. We feel that investors are already moving past the traditional MSO models to MSO 2.0. In our view, investors are looking for not just a presence in multiple states, but instead a meaningful presence in the markets that MSO’s serve. The incoming team with RWB has in recent recorded history qualified itself as adept at achieving this by the following industry leading and pioneering achievements:

1.              Growing and standardizing strains at scale, something unprecedented in this nascent, post prohibition cannabis segment;

2.              Creating branding and distribution around top-tier growers and growing methodologies that have proven to truly resonate with consumers of all stripes - existing cannabis users and first-time cannabis users; and

3.              Proven ability to build profitable businesses while achieving growth rates that are usually only achieved by companies that sacrifice profits for revenue growth.

Michigan has the highest per capita usage of cannabis and RWB has taken a leadership position in the state to attain a pole position by both being awarded and acquiring multiple dispensaries (provisioning centers), cultivation and manufacturing operations as further defined below.

In addition to the Company’s existing positions in California and Massachusetts, it is anticipated that RWB will focus, with the strength of its world-class team, on the major markets in the United States, namely Michigan, California, Massachusetts and Florida.

The Company believes that the combination of these efforts including standardization of brand, vertical integration, and the anticipated growth in the Michigan medicinal market as well as the advent of the Michigan recreational market, easily places RWB in a position to be one of the top tier operators from a revenue and profitability perspective.

Overview of RWB

MichiCann is a private cannabis investment company incorporated under the laws of Ontario with a head office in Vaughan, Ontario. MichiCann has an experienced management team with a track record in the cannabis industry including its Chief Executive Officer, Brad Rogers, who was a founder of Mettrum Health Corp. (before its sale to Canopy Growth Corporation) and the former President of CannTrust Holdings Inc.

MichiCann holds an 8% senior secured convertible debenture (the “Debenture”) and a put/call option (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee (“OpCo”), a private company incorporated under the laws of the State of Michigan. OpCo has been granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

In addition to the licenses awarded to OpCo, they have been aggressively pursuing M&A activity in Michigan where it has closed on its first eight provisioning centers, with three more expected to close in the coming days. OpCo has either signed, or is in the final stages of negotiations to sign, an additional eleven provisioning centers. On an unaudited basis the current closed and under fully executed binding asset purchase agreement (set to close in March 2019), acquisitions have generated trailing revenue over the last 12 months in excess of US$100 million with approximate gross margins of 60% on a non-GAAP basis.

Additionally, OpCo has purchased an 85,000 square foot facility for its first indoor cultivation and manufacturing center. Initial plans for this facility will include the ability to produce in excess of 10,000,000 grams of flower per year with first harvest, post retrofitting to a perpetual harvest facility, expected in Q4 2019, and will include state of the art extraction capabilities in the same facility. OpCo has also purchased two smaller vertically integrated grow and manufacturing operations as part of its dispensary acquisitions.

OpCo plans to complete transactions in 2019 for outdoor grow operations and are assessing additional opportunities for greenhouse cultivation. OpCo is making great strides in achieving its goals of controlling and operating a minimum of 20 dispensaries by end of Q2 2019 and three grow operations in Michigan by Q4 2019.

Overview of Management and the Board of Directors

Management

It is expected that the management of the Resulting Issuer will consist of Brad Rogers as Chief Executive Officer, and that Tidal will enter into employment agreements with the CEO and the three operating principals of OpCo on terms to be negotiated by the parties.

Brad Rogers

Brad Rogers, MichiCann Medical Inc.’s CEO, previously served as President of Canntrust, one of Canada’s leading licensed cannabis producers. Under Brad’s direction, Canntrust created the Canadian cannabis market’s Gold Standard by producing quality, pharmaceutically standardized product across flower and extract. A recognized expert in cannabis production and a creative brand-building marketer, Mr. Rogers was instrumental in leading CannTrust into early profitability. He was the driving force behind its capital raises and IPO that peaked at a $1.5 billion market cap.

Utilizing industry-leading scientific expertise and a disciplined “data driven” approach, Mr. Rogers managed CannTrust’s growth from 20 employees to more than 500 before his departure. Directed the creation of four adult consumer cannabis brands — Liiv; SYNR.G, Xscape and Peak Leaf across National Distribution. To meet the needs of both the medical and recreational markets, he also supervised the opening of the first two phases of CannTrusts’s Perpetual Harvest Facility in Niagara which is expected to reach an annual output exceeding 100,000 kilograms. Mr. Rogers also worked on developing such innovative product extensions as beverages, vape pens, and edibles.

In addition, Mr. Rogers was part of the team that built one of the first ever commercially scaled cannabis production facilities in the world (for medicinal cannabis use) in 2014. That company (Metrum) was successfully sold in 2016 to Canopy Growth (NYSE:WEED) for over $450 million.

He holds an MBA from the Richard Ivey School of Business, proudly supports Toronto’s Centre for Addiction and Mental Health, the Trillium Gift of Life Network, and Inner City EQAO Mentoring.

Board of Directors

It is the intention of Tidal and MichiCann to establish and maintain a board of directors of the Resulting Issuer with a combination of appropriate skill sets that is compliant with all regulatory and corporate governance requirements, including any applicable independence requirements. Upon completion of the Proposed Transaction, the board of the Resulting Issuer is expected to comprise seven (7) individuals, which will include three (3) members of the current board of Tidal, and four (4) nominees of MichiCann. It is understood that all directors and officers of the Resulting Issuer shall be required to complete applications for licensing in all jurisdictions where the Resulting Issuer or its subsidiaries intends to conduct commercial cannabis operations. All director nominees will agree to provide their immediate resignation should they fail to be approved by the respective state regulatory body.

The Proposed Transaction

Pursuant to the LOI, dated February 12, 2019, and in connection with the acquisition of MichiCann:

1.              Tidal will consolidate all of its issued and outstanding common shares on an eight (8) for one (1) basis;

2.              All outstanding Tidal warrants and stock options will continue for the balance of their term (as adjusted for the consolidation);

3.              Tidal will issue post-consolidated common shares to the former shareholders of MichiCann on  a

2.08 to 1 share basis;

4.              All outstanding MichiCann share purchase warrants and stock options will be exchanged for Tidal share purchase warrants and stock options on a 2.08 to 1 basis;

5.              Tidal will change its name to “Red White & Bloom”, or such other name as may be acceptable to MichiCann, the CSE, and regulatory authorities;

6.              76,960,000 post-consolidated common shares of Tidal will be reserved for issuance to the shareholders of OpCo pursuant to the Put/Call Option; and

7.              Tidal will advance CA$15,000,000 to MichiCann in the form of a secured convertible debenture convertible into common shares of MichiCann at the lesser of $2.50 per common share or a 20% discount to any concurrent financing completed by MichiCann in an alternative transaction should MichiCann fail to complete the transaction contemplated by this LOI.

Closing Conditions

Closing of the Proposed Transaction is subject to negotiation, completion and execution of all definitive transaction documents as well as customary conditions, including the satisfaction of each party with the results of its due diligence investigation, receipt of all required shareholder, board, third party and regulatory consents and approvals and the satisfaction of other closing conditions.

About Tidal Royalty

Tidal provides royalty financing to the U.S. regulated cannabis industry. Led by an executive team with extensive industry experience in Canada and the U.S., Tidal provides operators with the funding they need to grow their business. Operators benefit from non-dilutive capital and investors get top-line access to a diversified portfolio of companies that will form the future of this transformative industry.

For further information, please contact:
Tidal Royalty Corp.

Theo van der Linde, Chief Financial Officer
Phone: 604-687-2038

The CSE has in no way passed upon the merits of the Proposed Transaction and has neither approved nor disapproved the contents of this press release.

Notice Regarding Forward-Looking Information

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities law. Forward-looking information is frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Readers are cautioned that forward-looking information contained in this new release is not based on historical facts but instead is based on reasonable assumptions and estimates of management. Forward-looking information contained in this news release includes, but is not limited to: the expected size of the market for cannabis in Michigan; the expected utility of and impact on operations of OpCo; the timing and success of license applications by OpCo; the growth and development of Tidal’s portfolio companies and their impact on the revenues of Tidal, including specifically Diem Cannabis’ plans for expansion into additional states and Tidal’s involvement with respect thereto; the realization of Tidal’s entitlements under the financing agreement; the ability of Tidal to enter into additional letters of intent and associated definitive documentation with current or further proposed investee companies, the operating and financial performance of any investee company to be funded by Tidal from time to time and the ability of Tidal to generate revenue or realize profit through royalty agreements or equity investments with any future investee companies. Further, this news release contains information provided by third-party sources, including information regarding the properties, characteristics and relative timing of the development of OpCo’s operations in Michigan that have not been independently- verified by Tidal. Forward-looking information contained herein is based on the opinions and reasonable assumptions and estimates of management as at the date hereof and is subject to a variety of known and unknown risks and uncertainties and other factors, many of which are beyond the control of Tidal, that could cause actual events or results of Tidal to differ materially from those expressed or implied in the forward-looking information. Such factors include: the fulfillment by Tidal’s portfolio companies of their obligations under executed agreements; the occurrence of changes of control or other significant transactions in the businesses of Tidal’s portfolio companies; the U.S. regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti money laundering laws and regulation, other governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the enforceability of contracts, the requirement by Tidal to obtain additional financing, the limited operating history of Tidal, timeliness of government approvals for granting of permits and licences needed by any future investee companies, including licenses to cultivate cannabis, the actual operating and financial performance of any future investee company, competition and other risks affecting Tidal in particular and the U.S. cannabis industry generally, and the risk factors effecting Tidal disclosed in the listing statement of Tidal available at www.sedar.com. Because of such risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking information contained herein. Tidal is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. The foregoing statements expressly qualify the forward-looking information contained herein. This release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States.